UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2008

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                       CON-WAY RETIREMENT SAVINGS PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Con-way Retirement Savings Plan

June 29, 2009
                             /s/ Benedict J. Bowler
                             ------------------------
                             Benedict J. Bowler
                             Chairman, Con-way Inc.
                             Administrative Committee























                       CON-WAY RETIREMENT SAVINGS PLAN

               Financial Statements and Supplemental Schedule

                         December 31, 2008 and 2007

        (With Report of Independent Registered Public Accounting Firm)













                       CON-WAY RETIREMENT SAVINGS PLAN



                              Table of Contents



                                                                    Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2008
  and 2007                                                             2

Statement of Changes in Net Assets Available for Benefits - Year
  ended December 31, 2008                                              3

Notes to Financial Statements                                          4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as
  of December 31, 2008                                                14
























       Report of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:


We have audited the accompanying statements of net assets available for benefits of the Con-way Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule - schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



                                     /s/ KPMG LLP




Portland, Oregon
June 29, 2009










                                                                  CON-WAY RETIREMENT SAVINGS PLAN
                                                          Statements of Net Assets Available for Benefits
                                                                    December 31, 2008 and 2007




                                                      2008                                             2007
                                ------------------------------------------------   -----------------------------------------------
                                   Invested        Unallocated        Total           Invested       Unallocated         Total
                                --------------   --------------   --------------   --------------  --------------   --------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies         $  441,449,071   $          -     $ 441,449,071    $ 626,715,929   $          -     $ 626,715,929
  Common trust funds               226,487,956              -       226,487,956      212,461,971              -       212,461,971
  Con-way Common Stock              87,539,604              -        87,539,604      112,247,601              -       112,247,601
  Con-way Preferred Stock           70,113,360      15,623,928       85,737,288       87,843,209      36,104,745      123,947,954
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total investments               825,589,991      15,623,928      841,213,919    1,039,268,710      36,104,745    1,075,373,455
                                --------------   --------------   --------------   --------------  --------------   --------------

 Participant loans                  45,476,106              -        45,476,106       50,353,892              -        50,353,892
                                --------------   --------------   --------------   --------------  --------------   --------------
   Net assets held in 401(h)
    account                         34,524,892              -        34,524,892       33,782,942              -        33,782,942
                                --------------   --------------   --------------   --------------  --------------   --------------

 Contributions receivable:
  Participants                       1,392,756              -         1,392,756        1,723,689              -         1,723,689
  Con-way                           20,514,081              -        20,514,081       21,721,137              -        21,721,137
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total contributions
    receivable                      21,906,837              -        21,906,837       23,444,826              -        23,444,826
                                --------------   --------------   --------------   --------------  --------------   --------------
 Due from Con-way Preferred
    Stock Fund - Unallocated         4,317,659              -         4,317,659        5,671,005              -         5,671,005
 Dividend receivable                        -        3,507,007        3,507,007               -        3,747,495        3,747,495
 Cash                                   91,306              -            91,306           82,776              -            82,776
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total assets                    931,906,791      19,130,935      951,037,726    1,152,604,151      39,852,240    1,192,456,391
                                --------------   --------------   --------------   --------------  --------------   --------------

Liabilities:
 Notes payable                              -      (22,700,000)     (22,700,000)              -      (43,400,000)     (43,400,000)
 Accrued interest payable                   -         (969,565)        (969,565)              -       (1,853,705)      (1,853,705)
 Due to Con-way                             -       (2,537,442)      (2,537,442)              -       (1,893,790)      (1,893,790)
 Due to Con-way Preferred Stock
  Fund - Allocated                          -       (4,317,659)      (4,317,659)              -       (5,671,005)      (5,671,005)
 Amounts related to
  obligation of 401(h)
  account                         (34,524,892)              -       (34,524,892)     (33,782,942)             -       (33,782,942)
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total liabilities              (34,524,892)     (30,524,666)     (65,049,558)     (33,782,942)    (52,818,500)     (86,601,442)
                                --------------   --------------   --------------   --------------  --------------   --------------
Net assets available for
    benefits                    $ 897,381,899   $  (11,393,731)   $ 885,988,168    $1,118,821,209  $ (12,966,260)   $1,105,854,949
                                ==============   ==============   ==============   ==============  ==============   ==============

                                                   See accompanying notes to financial statements.



                                          CON-WAY RETIREMENT SAVINGS PLAN
                            Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2008


                                                       Invested         Unallocated           Total
                                                    --------------     --------------    --------------
Additions:
 Participant contributions                          $  92,870,371      $          -      $  92,870,371
 Con-way contributions                                 82,456,972         15,505,268        97,962,240
 Rollover contributions                                 2,248,114                 -          2,248,114
 Allocation of preferred shares
  to RSP participants                                  13,620,695                 -         13,620,695
 Dividend and interest income                           7,214,261          7,133,861        14,348,122
                                                    --------------     --------------    --------------
    Total additions                                   198,410,413         22,639,129       221,049,542
                                                    --------------     --------------    --------------

Deductions:
  Distributions to participants                       (80,824,474)                -        (80,824,474)
  Transfer to Con-way 401(k) Plan                            (640)                -               (640)
  Allocation of preferred shares
   to RSP participants                                         -         (13,620,695)      (13,620,695)
  Allocation of preferred shares
   to Con-way 401(k) Plan participants                         -             (69,716)          (69,716)
  Interest expense                                             -          (1,939,129)       (1,939,129)
  Net depreciation in fair value of investments      (339,024,609)        (5,437,060)     (344,461,669)
                                                    --------------     --------------    --------------
    Total deductions                                 (419,849,723)       (21,066,600)     (440,916,323)
                                                    --------------     --------------    --------------
    Net change                                       (221,439,310)         1,572,529      (219,866,781)

Net assets available for
 benefits, December 31, 2007                        1,118,821,209        (12,966,260)    1,105,854,949
                                                    --------------     --------------    --------------
Net assets available for
 benefits, December 31, 2008                        $ 897,381,899      $ (11,393,731)    $ 885,988,168
                                                    ==============     ==============    ==============




                                   See accompanying notes to financial statements.








                       CON-WAY RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                         December 31, 2008 and 2007





(1) Description of Plan

    The following description of the Con-way Retirement Savings Plan (the Plan or RSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Handbook or the Plan document for more complete information. The term "Con-way" or "Company" refers to Con-way Inc. and subsidiaries.

   (a) General

       The Con-way sponsored Plan provides eligible employees the opportunity to save for their retirement through the Plan's profit-sharing, salary-deferral and stock-ownership features. The plan also provides medical benefits for retired participants, as described below.

       The  Plan  is intended to  qualify  as  a  profit-sharing  plan  under
       Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts (collectively known as the Trust).

       Con-way has designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

   (b) Eligibility

       An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

   (c) Contributions

       Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Con-way makes Matching contributions equal to 50% of the first six percent of employees' eligible compensation and makes additional discretionary contributions based on years of service. Participants with at least six months of service receive a company-paid Basic contribution of 3%, 4%, or 5% of eligible compensation depending on years of service. In addition, qualifying participants receive a company-paid Transition contribution of 1%, 2%, or 3% of the participants' eligible compensation, depending on the participants' combined age and years of service as of December 31, 2006.

       Con-way Matching contributions are in the form of Con-way Preferred Stock (Preferred Stock) and Con-way Common Stock (Common Stock). The Basic and Transition contributions are calculated quarterly and are invested in the same investment funds that participants have chosen for their employee contributions.

       Cash dividends on the Preferred Stock are used for debt service on the notes payable, as more fully discussed in note 6, Notes Payable. Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. For the year ended December 31, 2008, annual interest requirements were less than annual Preferred Stock cash dividends received by the Plan.

       As reported in the statement of changes in net assets available for benefits, Preferred Stock was allocated to RSP participants at a fair value of $13,620,695. Participants of the Con-way 401(k) Plan who formerly participated in the RSP were awarded Preferred Stock with a fair value of $69,716, as shown on the statement of changes in net assets available for benefits.

       In 2008, the total allocation of Con-way Preferred Stock to the RSP and Con-way 401(k) Plan participants consisted of the following:

       Con-way match of Preferred Stock                        $  6,771,952
       Additional Preferred Stock allocated to
        participants as a substitute for cash dividends
        used for debt service                                     6,918,459
                                                               ------------
            Total allocations to participants                  $ 13,690,411
                                                               ============


       In addition, Con-way made contributions to the Plan for repayment of the notes payable described in note 6, Notes Payable. In 2008, principal payments consisted of the following:

       Con-way cash contributions                              $ 15,505,268
       Con-way Preferred Stock cash dividends in excess
        of interest on the notes payable                          5,194,732
                                                               ------------
            Total principal payments                           $ 20,700,000
                                                               ============

       At December 31, 2008 and 2007, the Preferred Stock dividend receivable in excess of the interest payable on the RSP notes is reported in the statements of net assets available for benefits as amounts Due to Con-way of $2,537,442 and $1,893,790, respectively.

   (d) Participant Accounts

       The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. Con-way's Matching contributions are deposited into the Matching Con-way Preferred Stock Fund and the Con-way Common Stock Fund. As with balances in other invested funds, participants may transfer Con-way's Matching contributions to investments other than Con-way equity. Basic and Transition contributions are invested in the same investment funds that the participant has chosen for their own employee contributions to the Plan.

       Allocations of Con-way's Matching contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

   (e) Vesting

       Participants' contributions plus earnings thereon vest immediately. Con-way's Matching contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching contributions are forfeited. Forfeited shares of Common and Preferred Stock are used to reduce future Con-way contributions. At December 31, 2008 and 2007, forfeitures totaling $186,000 and $200,000, respectively, were available to reduce future contributions. The Basic and Transition contributions vest immediately.

   (f) Participant Loans

       The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2008 bear interest at rates ranging from 5.00% to 10.50% and are reported at amortized cost. Principal and interest are paid ratably through payroll deductions.

   (g) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding Matching contributions received after January 1, 2002, provided they qualify for benefits under Con-way's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that
       (1) participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.

   (h) Plan Termination

       Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2) Summary of Significant Accounting Policies

   (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

   (b) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

       The Plan invests in securities with contractual cash flows, such as asset-backed securities, including those backed by subprime mortgage loans and other mortgage obligations. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

   (c) Income Recognition

       The annual change in market value, including realized gains and losses, is reported in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

   (d) Operating Expenses

       During 2008, all administrative expenses of the Plan were paid by Con-way. The funds charge investment management fees in accordance with each fund's prospectus, through a reduction in each fund's net asset value.

   (e) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

   (f) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

   (g) Reclassifications

       Certain reclassifications have been made to prior-year balances to conform to the current-year presentation. These reclassifications have no impact on the statement of changes in net assets available for benefits.

(3) Retiree Health Savings Account

    Effective January 1, 2002, the Plan was amended to include a medical benefit that funds a portion of the postretirement obligation for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical benefit (the 401(h) account). In accordance with Code Section 401(h), the Plan's investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account and do not direct the investment choices. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.

    Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except for allocations to participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited at an annual rate equal to the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant's death or termination of employment prior to retirement eligibility.

(4) Fair-Value Measurements

    In September 2006,the FASB issued SFAS No. 157, "Fair-Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair-value measurements and does not require any new fair-value measurements. The Plan adopted SFAS 157 effective January 1, 2008.

    SFAS 157 requires that assets and liabilities reported at fair value be classified in one of the following three levels:

    Level 1  -  Quoted market prices in active markets for identical assets or liabilities

    Level 2  -  Observable market-based inputs or unobservable inputs that are corroborated by market data

    Level 3  -  Unobservable inputs that are not corroborated by market data

    The following table summarizes the valuation of Plan assets by the SFAS 157 levels:

                                                December 31, 2008
                           ----------------------------------------------------
                              Level 1      Level 2      Level 3      Total
                           ------------- ------------ ----------- -------------
    Shares in registered
     investment companies  $ 441,449,071 $         -  $        -  $ 441,449,071
    Common trust funds                -   226,487,956          -    226,487,956
    Con-way Common Stock      87,539,604           -           -     87,539,604
    Con-way Preferred Stock           -            -   85,737,288    85,737,288



    Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The per-unit values of the common and collective trusts are derived from the audited financial statements of the collective trusts at year end. The Con-way Common Stock is stated at fair value based on the quoted market price. Due to the lack of quoted market prices, Con-way Preferred Stock was valued with an income approach that utilized a discounted cash flow model. The assumptions used in preparing the discounted cash flow model included estimates with respect to the amount and timing of future dividend payments, the probability of redemption and the rate of return required by investors.

    The notes payable of $22,700,000 and $43,400,000 at December 31, 2008 and 2007, respectively, in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2008 and 2007 was approximately $23,000,000 and $45,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

    The following table summarizes the changes in fair values of financial instruments measured using Level 3 inputs:

                                                                   Con-way
                                                                  Preferred
                                                                    Stock
                                                               ---------------
    Balance at December 31, 2007                               $            -
    Transfer in - Adoption of SFAS 157 as of January 1, 2008      123,947,954
    Unrealized losses relating to instruments still held
     at the reporting date                                        (30,673,428)
    Purchases, sales, issuances and settlements, net               (7,537,238)
    Balance at December 31, 2008                               ---------------
                                                               $   85,737,288
                                                               ===============


(5) Investments

    The following investments represent 5% or more of the Plan's net assets.

                                                             December 31,
                                                     --------------------------
                                                          2008        2007
                                                     ------------ -------------

 Shares in registered investment companies:
   T. Rowe Price Growth Stock Fund, 4,026,179
     and 4,009,074 shares, respectively             $  77,463,691 $ 134,945,423
   T. Rowe Price Equity Income Fund, 3,909,040
     and 3,804,709 shares, respectively                66,766,409   106,912,324
   T. Rowe Price Science and Technology Fund,
     3,239,409 and 3,227,755 shares,respectively       42,695,416    75,690,848
   Allianz Global PIMCO Total Return Fund,
     4,388,972 and 3,613,789 shares,respectively       44,504,176    38,631,408
   Dodge & Cox International Stock Fund, 1,511,153
     and 1,317,415 shares, respectively                33,094,255    60,627,420

Common trust funds:
   T. Rowe Price U.S. Treasury Money Market Trust,
     143,991,330 and 107,494,627 shares, respectively 143,991,330   107,494,627

Con-way equity:
   Con-way Common Stock, 3,290,963 and 2,702,157
     shares, respectively                              87,539,604   112,247,601
   Matching Con-way Preferred Stock, 425,445 and
     394,818 shares, respectively                      70,113,360    87,843,209



    During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

    Shares in registered investment companies                   $ (241,324,832)
    Common trust funds                                             (25,916,070)
    Con-way Common Stock                                           (46,547,339)
    Con-way Preferred Stock                                        (30,673,428)
                                                                ---------------
                                                                $ (344,461,669)
                                                                ===============


    In May 1989, the Plan purchased 986,259 shares of Preferred Stock for $150,009,863 using proceeds from the debt described in note 6, Notes Payable. The Preferred Stock can only be issued to and held by the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participant accounts with the remainder used to satisfy a portion of Con-way's Matching contribution requirement. In connection with a participant's account distribution, the Preferred Stock is converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

    At December 31, 2008, outstanding Preferred Stock of 523,911 shares consisted of 455,305 allocated shares and 68,606 unallocated shares. Allocated shares at December 31, 2008 included 451,644 shares allocated to RSP participant accounts and 3,661 shares allocated to Con-way 401(k) Plan participant accounts. At December 31, 2007, outstanding Preferred Stock of 560,998 shares consisted of 424,211 allocated shares and 136,787 unallocated shares. Allocated shares at December 31, 2007 included 420,307 shares allocated to RSP participant accounts and 3,904 shares allocated to Con-way 401(k) Plan participant accounts. Unallocated shares at December 31, 2008 and 2007 were pledged as collateral against the Plan Notes, as described below. Preferred Stock of 26,199 and 25,489 shares were allocated to participant accounts after December 31, 2008 and 2007, respectively, but related to participant activity for the years ended December 31, 2008 and 2007, respectively. Accordingly, the fair value of this Preferred Stock is accrued as Due from (Due to) the Con-way
    Preferred Stock Fund - Unallocated (Con-way Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds.

(6) Notes Payable

    In July 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The proceeds from the sale of the Plan Notes were used to repay a $150,000,000 bridge loan from Con-way to the Plan that had financed the purchase of the Preferred Stock. Con-way guaranteed the Plan Notes.

    As of December 31, 2008, there was $22,700,000 aggregate principal amount of Series B Plan Notes outstanding, bearing interest at an annual rate of 8.54% and payable semiannually on January 1 and July1. The Plan repaid the remaining balance outstanding at maturity in January 2009.

(7) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(8) Related-Party Transactions

    Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(9) Reconciliation to Form 5500

    The following is a reconciliation of net assets available for plan benefits.

                                                          December 31
                                                 -----------------------------
                                                      2008           2007
                                                 -------------- --------------
 Net assets available for benefits -
  financial statements                           $  885,988,168 $1,105,854,949
 Net assets held in 401(h) account
  included as assets in Form 5500:
    Employer contribution receivable                         -       9,438,000
    Shares in registered investment companies        34,524,892     24,344,942
                                                 -------------- --------------
       Net assets available for benefits -
         Form 5500                               $  920,513,060 $1,139,637,891
                                                 ============== ==============


    The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.




    The following are reconciliations of certain changes in net assets available for plan benefits:

                                                     Retiree
                                                     health
                                                     savings
                                                     account
                                      Financial      (401(h)          Form
                                      statements     account)         5500
                                    -------------- ------------- --------------
 Year ended December 31, 2008:
  Net appreciation (depreciation)
    in fair  value of investments   $(344,461,669) $  1,309,143  $(343,152,526)
  Distributions to participants       (80,824,474)     (567,193)   (81,391,667)




(10)   Subsequent Events

   (a) Contributions

       In March 2009, the Con-way Board of Directors announced that certain of its employer contributions would be suspended or limited. Effective April 1, 2009 (for the second quarter 2009 contribution), the Transition contribution was suspended and the Basic contribution was limited to no more than 3% of an employees' eligible compensation. Future Basic contributions will be made with repurchased Con-way Common Stock, rather than with cash. Effective for payroll periods after April 25, 2009, the Matching contribution was suspended.

   (b) Redemption of Con-way Preferred Stock

       On May 22, 2009, Con-way exercised its right to redeem all shares of its Preferred Stock that are outstanding on June 30, 2009, and to pay the redemption price solely in shares of repurchased Con-way Common Stock. Upon redemption on June 30, 2009, each share of Preferred Stock will be exchanged for the number of shares of Common Stock that could be purchased for $158.565 (an amount equal to the $152.10 redemption value plus $6.465, the amount of the accrued dividend).





                                                                     Schedule I
                            CON-WAY RETIREMENT SAVINGS PLAN
                                    EIN 94-1444798
                                     Plan No. 003
               Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                  December 31, 2008


   Identity
   of issuer
   borrower,          Description of investment
    lessor             including maturity date,
  or similar        rate of interest, collateral,                     Current
    party               par or maturity value            Cost          value
---------------   ---------------------------------  ------------  ------------
                  Shares in registered
                   investment companies:

*T. Rowe Price      Growth Stock Fund
                     (4,026,179.353 shares)          $110,046,759  $ 77,463,691
*T. Rowe Price      Equity Income Fund
                     (3,909,040.353 shares)            97,014,644    66,766,409
*T. Rowe Price      Science and Technology Fund
                     (3,239,409.387 shares)            75,185,156    42,695,416
 Dodge & Cox        Dodge & Cox International Stock
                     Fund (1,511,153.217 shares)       57,823,007    33,094,255
*T. Rowe Price      Small-Cap Stock Fund
                     (962,257.761 shares)              28,056,056    18,783,271
Allianz Global      PIMCO Total Return Fund
 Investors           (4,388,971.945 shares)            46,489,295    44,504,176
J.P. Morgan         Undiscovered Managers
 Investment         Small Cap Growth Fund
 Management, Inc     (780,394.197 shares)               6,123,957     3,371,303
*T. Rowe Price      Retirement Income Fund
                     (280,746.436 shares)               3,499,186     2,897,303
*T. Rowe Price      Retirement 2005 Fund
                     (222,899.969 shares)               2,438,499     1,925,856
*T. Rowe Price      Retirement 2010 Fund
                     (1,417,251.035 shares)            21,177,833    15,887,384
*T. Rowe Price      Retirement 2015 Fund
                     (2,920,142.580 shares)            33,727,118    24,237,183
*T. Rowe Price      Retirement 2020 Fund
                     (3,159,680.338 shares)            50,437,280    35,104,049
*T. Rowe Price      Retirement 2025 Fund
                     (2,964,795.560 shares)            35,077,836    23,540,477
*T. Rowe Price      Retirement 2030 Fund
                     (2,076,767.413 shares)            35,366,004    23,176,724
*T. Rowe Price      Retirement 2035 Fund
                     (1,342,859.062 shares)            15,821,177    10,460,872
*T. Rowe Price      Retirement 2040 Fund
                     (846,902.542 shares)              14,087,966     9,383,680
*T. Rowe Price      Retirement 2045 Fund
                     (825,564.703 shares)               9,087,705     6,092,668
*T. Rowe Price      Retirement 2050 Fund
                     (242,704.804 shares)               2,074,826     1,504,770
*T. Rowe Price      Retirement 2055 Fund
                     (91,286.204 shares)                  791,258       559,584

                  Common trust funds:
*T. Rowe Price      Equity Index Trust
                     (858,474.525 shares)              29,189,377    23,573,710
*T. Rowe Price      Bond Index Trust
                     (686,834.390 shares)              15,494,959    17,905,773
*T. Rowe Price      U.S. Treasury Money
                    Market Trust
                     (143,991,329.531 shares)         143,991,330   143,991,330
*T. Rowe Price      Retirement Strategy
                    Trust-Balanced
                     (1,724,858.820 shares)            41,142,881    41,017,143

                  Common stock:
*Con-way Inc.       Con-way Common Stock
                     (3,290,962.545 shares)           127,623,420    87,539,604

                  Preferred stock:
*Con-way Inc.       Matching Con-way Preferred
                    Stock(425,445.142 shares)          64,710,206    70,113,360
*Con-way Inc.       Con-way Preferred
                    Stock - Unallocated
                     (94,805.389 shares)               14,419,900    15,623,928

                  Participant loans:
*Plan
 Participants       Participant loans with interest
                     from 5.00% to 10.50% and
                     maturity dates through 2013               -     45,476,106
                                                                 --------------
                                                                    886,690,025

                  Investments held in 401(h) account:
Allianz Global      PIMCO Total Return Fund
 Investors           (3,404,821.701 shares)            36,147,404    34,524,892
                                                                 --------------
                                                                 $  921,214,917
                                                                 ==============

*Represents a party-in-interest as of December 31, 2008.

Note:  Cost is calculated using the moving-average method.


     See accompanying report of independent registered public accounting firm.